SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.    20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
              DUKE-WEEKS REALTY LIMITED PARTNERSHIP
                        (Name of Issuer)

                    LIMITED PARTNERSHIP UNITS
                 (Title of Class of Securities)

                               N/A
                         (CUSIP Number)

                       JOHN W. NELLEY, JR.
                  NWI WAREHOUSE GROUP NV, L.P.
                       782 MELROSE AVENUE
                      NASHVILLE, TN  37211
                          (615)884-2300
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         MARCH 30, 2000
                  (Date of Event Which Requires
                    Filing of this Statement)

                        Page 1 of 4 pages

     -----------------------------------------------------------
     CUSIP NO.: N/A
     -----------------------------------------------------------
     (1)  Names of reporting persons ..... NWI WAREHOUSE GROUP NV, L.P.
          S.S. or I.R.S. Identification  Nos. of
          above persons ........................
     -----------------------------------------------------------
     (2) Check the appropriate box if a member of a group   (a)
          (see instructions)                      -------------
                                                  (b)
                                                  -------------
     -----------------------------------------------------------
     (3)  SEC use only   ..................................
     -----------------------------------------------------------
     (4) Source of Funds (see instructions) ............     OO
     -----------------------------------------------------------
     (5)  Check if disclosure of legal proceedings is
           required pursuant to Items 2(d) or 2(e)........
     -----------------------------------------------------------
     (6)  Citizenship or place of organization ....United States
     -----------------------------------------------------------
     Number of shares beneficially owned by each reporting
      person with:
            (7)  Sole voting power .....................3,834,261
     ------------------------------------------------------------
            (8)  Shared voting power ...................
     ------------------------------------------------------------
            (9)  Sole dispositive power ................3,834,261
     ------------------------------------------------------------
            (10) Shared dispositive power ..............
-----------------------------------------------------------------
(11) Aggregate amount beneficially owned by each
     reporting person ...................................3,834,261
-----------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes
     certain shares (see instructions) .............
-----------------------------------------------------------------
(13) Percent of class represented by amount in Row (11)...20.2%
-----------------------------------------------------------------
(14) Type of reporting person (see instructions) ..PN
-----------------------------------------------------------------

                       Page 2 of 4 pages

ITEM 1.  SECURITY AND ISSUER

Name of issuer:            Duke-Weeks Realty Limited Partnership

Address of issuer's
Principal executive offices:  900 East 96th Street, Suite 100
                              Indianapolis, Indiana  46240
Title of class of securities: Limited Partnership Units

ITEM 2. IDENTITY AND BACKGROUND

(a) Name of person filing:    NWI Warehouse Group NV, L.P.


(b) Residence or business address:  782 Melrose Avenue
                                    Nashville, TN  37211


(c) Present principal occupation and name,
    principal business and address
    where employment is conducted:      NWI Warehouse Group NV, L.P.
                                        782 Melrose Avenue
                                        Nashville, TN  37211

(d) During the last five years the person filing this statement has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the person filing this statement has not been a party to a civil proceeding of a judicial or
administrative body of competent jurisdiction as a     result of
which the person filing this statement was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:    United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 30, 2000, NWI Warehouse Group NV, L.P. contributed real property to the issuer in return for the acquisition of 128,065 limited partnership units in issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

The increase in limited partnership unit ownership is the result of the issuance of limited partnership interests in connection with the contribution of real property to the issuer. The reporting person has no plan or proposals of the types described in the instructions to Item 4 or Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)  Amount beneficially owned:    3,834,261
     Percent of class:                20.20%


                        Page 3 of 4 pages

 (b)  Number of shares as to which such person has:

      (i) Sole power to vote or direct the vote: 3,834,261*
      (ii) Shared power to vote or direct the vote: 0
     (iii) Sole power to dispose or to direct the disposition of: 3,834,261*
     (iv) Shared power to dispose or to direct the disposition of:        0
 -------------
*These securities consist of limited partnership interests in the issuer. The voting control of the issuer is held by the general partner, Duke-Weeks Realty Corporation.

(c)  Not applicable.

(d)  None.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

     None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     None

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 12, 2001        NWI Warehouse Group NV, L.P.


                                   /s/ John W. Nelley
                                   ----------------------------
                                    By John W. Nelley, General
                                          Partner


                        Page 4 of 4 pages